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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                                 Quantech, Ltd.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762K108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                               September 19, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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CUSIP No.  74762K108
________________________________________________________________________________

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

     Okabena Partnership K, a Minnesota general partnership        41-1642281
________________________________________________________________________________

     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
________________________________________________________________________________
     (3)  SEC Use Only

________________________________________________________________________________
     (4)  Source of Funds

                         WC
________________________________________________________________________________

     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [   ]

                         N/A
________________________________________________________________________________

     (6)  Citizenship or Place of Organization

                         Minnesota
________________________________________________________________________________
Number of      (7)  Sole Voting Power             2,295,328      shares
Shares         _________________________________________________________________
Beneficially   (8)  Shared Voting Power              -0-         shares
Owned by       _________________________________________________________________
Each Reporting (9)  Sole Dispositive Power        2,295,328      shares
Person         _________________________________________________________________
With           (10) Shared Dispositive Power         -0-         shares
________________________________________________________________________________
          (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                         2,295,328 shares
________________________________________________________________________________
          (12) Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares         [   ]
                         N/A
________________________________________________________________________________
          (13) Percent of Class Represented by Amount in Row (11)
                                     4.9%
________________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

                         PN



                                Page 2 of 5 pages

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This second amendment (first electronic amendment) to Schedule 13D amends the original Schedule 13D filed March 11, 1994 and Amendment No. 1 filed January 10, 1996.

ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Quantech, Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 1419 Energy Park Drive, St. Paul, MN 55108

ITEM 2.   IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.


               (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A filed with the original Schedule 13D has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  U.S.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Working capital

ITEM 4.   PURPOSE OF TRANSACTION

               The Reporting Person's purpose for acquiring the Common Stock was for investment.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). Based on the Issuer's most recent Form 10-KSB for the fiscal year ended June 30, 1996 filed with the Securities and Exchange Commission, it had 46,900,729 shares outstanding on August 8, 1996. Since the date of Amendment No. 1 to Schedule 13D, the Issuer's shares outstanding have increased from 40,666,588 to 46,900,759. The combined effect of the issuance of the additional 6,234,171 shares of Common Stock with the Reporting Person's aggregate sales of 470,000 shares of Common Stock reported herein is a reduction in the Person's beneficial ownership, on a percentage basis, from 6.8% on January 10, 1996 to 4.9% as of September 19, 1996.




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               (c)  The Reporting Person disposed of the shares set forth in the accompanying table in open market transactions :

          Date of             Shares                Average
           Sale                Sold                 Sale Price
          ------              ------                ----------

          8/22/96             100,000                .975
          8/27/96              35,000                .930
          8/30/96              35,000                .875
          9/3/96               30,000                .835
          9/5/96               25,000                .860
          9/9/96               30,000                .830
          9/10/96              50,000                .810
          9/12/96              30,000                .760
          9/16/96              35,000                .760
          9/19/96             100,000                .593
                              -------
                              470,000

                (d) Except as set forth herein, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2. The Reporting Person ceased being the beneficial owner of more than five percent of the Issuer's Common Stock on September 19, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.



                                Page 4 of 5 pages

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                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 20, 1996                OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                               Its Managing Partner

                                        By:  /s/ Gary S. Kohler
                                             --------------------------------
                                             Gary S. Kohler, Vice President






                                Page 5 of 5 pages